FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of December

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.


15 December, 2004





       WATERFORD WEDGWOOD PLC ("Waterford Wedgwood" or "the Company")

                              RIGHTS ISSUE UPDATE

Further to the approval of the resolutions at yesterday's extraordinary general meeting and the announcement this morning by Waterford Wedgwood U.K. plc of a firm intention to make an offer for the issued share capital of Royal Doulton plc not already owned by the Waterford Wedgwood Group, the Board of Waterford Wedgwood is pleased to advise that documentation in connection with the Rights Issue is expected to be posted to Stockholders today.

The expected timetable of principal events in connection with the Rights Issue is as follows:

Record Date for the Rights Issue                                 6.00 p.m. on 10
                                                                  December, 2004

Despatch of Listing Particulars (including Notice of the Second     15 December,
Extraordinary General Meeting) and the Provisional Allotment                2004
Letter (to Qualifying Non-CREST Stockholders only)

Ex-Rights date (i.e. being the date from which the Existing      8.00 a.m. on 16
Stock Units will trade excluding the entitlement to participate   December, 2004
in the Rights Issue)

Dealings in the Rights Issue Units commence, nil paid            8.00 a.m. on 16
                                                                  December, 2004

Nil Paid Rights and Fully Paid Rights enabled in CREST           8.00 a.m. on 16
                                                                 December, 2004*

Stock accounts in CREST credited with Nil Paid Rights               16 December,
                                                                            2004

Recommended latest time for requesting withdrawal of Nil Paid    4.30 p.m. on 31
Rights from CREST (i.e. if Nil Paid Rights are in CREST and       December, 2004
Stockholders wish to convert them to certificated form)

Latest time for depositing renounced Provisional Allotment        3.00 p.m. on 4
Letters, nil paid, in CREST or for dematerialising Nil Paid        January, 2005
Rights into a CREST stock account

Latest time and date for splitting Provisional Allotment          3.00 p.m. on 5
Letters, nil paid                                                  January, 2005

Latest time and date for acceptance and payment in full          11.00 a.m. on 7
                                                                   January, 2005

Latest time and date for receipt of Forms of Proxy in connection 10.00 a.m. on 8
with Second Extraordinary General Meeting                          January, 2005

Second Extraordinary General Meeting                               10.00 a.m. on
                                                                     10 January,
                                                                            2005
Recommended latest time for requesting withdrawal of Fully Paid  4.30 p.m. on 24
Rights from CREST                                                  January, 2005

Latest time for depositing renounced Provisional Allotment       3.00 p.m. on 25
Letters, fully paid, in CREST or for dematerialising Fully         January, 2005

Paid Rights into a CREST stock account
Latest time and date for splitting, fully paid                   3.00 p.m. on 26
                                                                   January, 2005

Latest time and date for registration of renunciation, fully       11.00 a.m. on
paid                                                                 28 January,
                                                                            2005

Expected date for crediting Rights Issue Units to CREST stock        31 January,
accounts                                                                    2005

Expected date of despatch of definitive stock certificates in     on or before 7
respect of Rights Issue Units                                     February, 2005

*or as soon as practicable after Admission

Notes:
(1) All references to time in this announcement are to time in Dublin and London.

(2) The dates set out above may be adjusted by Waterford Wedgwood, in which event details of new dates will be notified, via a Regulatory Information Service, to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Qualifying Stockholders.

(3) Terms defined in the Listing Particulars dated 15 December, 2004 shall have the same meaning in this announcement.

Enquiries:

Waterford Wedgwood                                           +353 1 4781 855
Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Powerscourt (UK/International media)                       +44 207 236 5615
Rory Godson                                                +44 7909 926 020

Dennehy Associates (Ireland)                                +353 1 676 4733
Michael Dennehy                                             +353 87 2556923

College Hill (Analysts)                                    +44 207 457 2020
Kate Pope                                                   +44 7798 843276
Mark Garraway                                               +44 7771 860938

This announcement does not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the Rights Issue Units to be issued or sold in connection with the Rights Issue. Offers should be made only on the basis of the information contained in the Listing Particulars issued in connection with the Rights Issue and any supplements thereto. The Listing Particulars contain detailed information about the Rights Issue, Waterford Wedgwood and its management, as well as financial information.

The offer of the Rights Issue Units in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. This announcement and the information contained herein is not for release, publication or distribution in or into the United Stats, Canada, Australia or Japan.

ENDS



                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:15th December 2004